Exhibit 99.1

Voting Results of 2022 Annual General Meeting

At Alibaba Group Holding Limited’s (the “Company”) annual general meeting of shareholders held on September 30, 2022 (the “AGM”), the Company’s shareholders voted in favor of the following proposals:

•	to elect each of Daniel Yong ZHANG, Jerry YANG, Wan Ling MARTELLO and Albert Kong Ping NG to serve as a Group II director for a three-year term, or until their successors are elected or appointed or duly qualified;

•	to elect each of Weijian SHAN and Irene Yun-Lien LEE to serve the remaining term of Group I directors (which will end at the Company’s 2024 general meeting), or until their successors are elected or appointed or duly qualified; and

•	to ratify the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2023.

A total of approximately 17 billion ordinary shares, including those underlying ADSs, representing approximately 82% of the ordinary shares issued and outstanding as of August 3, 2022, the record date, were present in person or by proxy at the AGM.

The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Election of Directors
Daniel Yong ZHANG (Group II)	16,223,700,067	93.1%	1,098,039,884	6.3%	106,377,026	0.6%
Jerry YANG (Group II)	16,556,746,298	95.0%	841,701,514	4.8%	29,669,165	0.2%
Wan Ling MARTELLO (Group II)	17,291,056,080	99.2%	115,476,424	0.7%	21,584,473	0.1%
Weijian SHAN (Group I)	17,366,931,459	99.6%	39,286,945	0.2%	21,898,573	0.1%
Irene Yun-Lien LEE (Group I)	16,310,951,766	93.6%	1,095,682,694	6.3%	21,482,517	0.1%
Albert Kong Ping NG (Group II)	17,092,193,371	98.1%	314,303,693	1.8%	21,619,913	0.1%
Ratification of appointment of PricewaterhouseCoopers as Independent Registered Public Accounting Firm for Fiscal Year 2023	16,376,015,999	94.0%	1,028,764,757	5.9%	23,336,221	0.1%

The Company was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the ordinary shares underlying approximately 577 million ADSs for which no voting instructions were given by the holders. The Company designated Daniel Zhang, Chairman and Chief Executive Officer, who exercised the discretionary proxy on behalf of the Company to vote in favor of each of the proposals submitted for shareholder approval at the AGM.